SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-1(a)

(Amendment No.     )*

Athersys, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

0474L106

(CUSIP Number)

HEALIOS K.K.

World Trade Center Bldg. 15F

2-4-1 Hamamatsucho

Minato-ku, Tokyo 105-6115, Japan

Attn: General Manager of Financing

and Accounting Division

Randy S. Laxer, Esq.
Morrison & Foerster LLP	Jeffrey Bell, Esq.
Shin-Marunouchi Building, 29th Floor	Morrison & Foerster LLP
5-1, Marunouchi 1-Chome	250 West 55th Street
Chiyoda-ku, Tokyo 100-6529 Japan	New York, NY 10019-9601
011-81-3-3214-6522	1-212-468-8000

(Name, address and telephone number of Person Authorized to Receive Notices and Communications)

March 13, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(1)	Name of reporting person: HEALIOS K.K.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: WC*
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Japan
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 12,000,000
	(8)	Shared Voting Power: 0
	(9)	Sole dispositive power: 8.7%(1)
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 12,000,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 8.7%
(14)	Type of reporting person: HC, CO
(1)	Based on 125,830,331 shares of Common Stock (as defined below) outstanding as of March 13, 2018 and giving effect to the issuance of 12,000,000 shares of Common Stock to the Reporting Person that occurred on March 14, 2018 (i.e., 137,830,331 shares of Common Stock in total).

Item 1. Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of Athersys, Inc., a Delaware Corporation (“Athersys” or the “Issuer”). The address of the Issuer’s principal executive offices is 3201 Carnegie Avenue, Cleveland, Ohio 44115, USA.

Item 2. Identity and Background.

(a) Name of Person Filing	HEALIOS K.K a Japanese kabushiki kaisha (“Healios” or the “Reporting Person”)

(b) Address of Principal Business Office	World Trade Center Bldg. 15F 2-4-1 Hamamatsucho Minato-ku, Tokyo 105-6115 Japan

(c) Principal Business	Research, development and manufacture of cell therapy products and regenerative medicine products

(d)-(e) Criminal and Civil Proceedings	During the last five years, Healios has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Healios been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in Healios being or having been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or that has found violations with respect to such laws.

(f) Place of Organization	Japan

A list of executive officers and directors of Healios is set forth on Schedule A hereto.

Item 3. Source and Amount of Funds or Other Consideration.

Healios is financing the $21,100,000.00 purchase price of the Shares and the Warrant (as defined and more fully described in Item 4 to this Schedule 13D) through cash on hand.

Item 4. Purpose of Transaction.

On March 13, 2018, Healios and Athersys entered into a securities purchase agreement (the “Purchase Agreement”), pursuant to which Athersys agreed to issue and sell to Healios 12,000,000 shares of Common Stock (the “Shares”) and a warrant (the “Warrant”) to purchase up to an additional 20,000,000 shares of Common Stock, on the terms and conditions described below. The Purchase Agreement was entered into concurrently with a binding letter of intent (the “LOI”) to expand Healios’s license to develop MultiStem Products, which expansion could involve the entry by Healios and Athersys into a Collaboration Expansion Agreement (the “Collaboration Agreement”), as further described in Athersys’s Current Report on Form 8-K filed on March 16, 2018 (which is incorporated herein by reference).

The issuance of the Shares and the Warrant (the “Issuance”) was completed on March 14, 2018, and was subject only to Healios’s payment to Athersys of the aggregate purchase price for the Shares and the Warrant, which was $21,100,000.00, or approximately $1.76 per Share. In connection with the Issuance, Athersys and Healios entered into an Investor Rights Agreement (the “Investor Rights Agreement”), further described below, governing certain rights of Healios and Athersys with respect to Healios’s ownership of Common Stock, including the Shares and any shares of Common Stock issuable upon exercise of the Warrant.

The summaries of certain provisions of the Purchase Agreement, Warrant and Investor Rights Agreement contained herein are not intended to be complete and are qualified in their entirety by reference to Athersys’s Current Report on Form 8-K, filed on March 16, 2018, and by reference to the full text of such agreements, which will be filed with Athersys’s next 10-Q, each of which are incorporated herein by reference.

Warrant

The Warrant is comprised of three separate tranches, none of which are currently exercisable but each of which may become exercisable under certain circumstances, as follows:

•	For up to 4,000,000 shares of Common Stock, during the period starting on the later of (i) the date that Healios and Athersys enter into the Collaboration Agreement and (ii) the date on which a $10,000,000 payment from Healios to Athersys, currently being held in escrow as contemplated by the LOI and by a separately executed escrow agreement, is released to Athersys (which release is to occur no later than May 1, 2018), through September 1, 2020. The exercise price for such shares will be the greater of $1.76 and 110% of the average closing price per share of Common Stock for the 10 trading days immediately preceding (but not including) the date the Warrant is exercised (the “Reference Price”).

•	For up to 6,000,000 shares of Common Stock, from and following the date on which Healios makes its initial payment under the Collaboration Agreement, as follows:

Term	Acquirable Shares	Exercise Price
Jun. 1, 2018 – Dec. 31, 2018	Up to 1,500,00 shares of Common Stock	$2.50 per share
Sept. 1, 2018 – Mar. 31, 2019	Up to 1,500,00 shares of Common Stock	$2.75 per share
Jan. 1, 2019 – Jun. 30, 2019	Up to 1,500,00 shares of Common Stock	$3.00 per share
Apr. 1, 2019 – Sept. 30, 2019	Up to 1,500,00 shares of Common Stock	$3.25 per share

•	For up to 10,000,000 shares of Common Stock, from and following the date on which Healios makes its initial payment under the Collaboration Agreement, as follows:

Term	Exercise Price
Jun. 1, 2018 – Aug. 31, 2018	Greater of $2.50 per share and the Reference Price
Sept. 1, 2018 – Nov. 30, 2018	Greater of $2.75 per share and the Reference Price
Dec. 1, 2018 – Feb. 28, 2019	Greater of $3.00 per share and the Reference Price
Mar. 1, 2019 – May 31, 2019	Greater of $3.25 per share and the Reference Price
Jun. 1, 2019 – Aug. 31, 2019	Greater of $3.50 per share and the Reference Price
Sept. 1, 2019 – Nov. 30, 2019	Greater of $3.75 per share and the Reference Price
Dec. 1, 2019 – Feb. 29, 2020	Greater of $4.00 per share and the Reference Price
Mar. 1, 2020 – Sept. 1, 2020	Greater of $4.25 per share and the Reference Price

Additionally, Healios may not conduct any Warrant exercises that would cause Healios and its affiliates to beneficially own over 19.9% of the Common Stock. The Warrant itself will expire on September 1, 2020, but may be extended under limited circumstances.

Investor Rights Agreement

Under the Investor Rights Agreement, Healios has made certain commitments, and will receive certain rights, in connection with its ownership of Common Stock, as follows:

•	Healios will have the right to receive prior notice of, and to participate on at least a pro rata basis in, certain Athersys equity issuances.

•	Until September 1, 2020, Healios will not acquire additional shares of Common Stock, other than through exercises of the Warrant, exercises of its rights to participate in certain equity issuances as described above, and direct purchases of Common Stock from Athersys. Additionally, until September 1, 2020, Healios and its affiliates may not acquire shares of Common Stock if, following such acquisition, Healios, its affiliates and any other persons with whom they act together as a group would, collectively, beneficially own over 19.9% of the Common Stock.

•	Healios and its affiliates may not transfer, pledge or otherwise encumber (i) any shares of Common Stock until September 15, 2018, (ii) 50% or more of the Shares until March 15, 2019, (iii) any shares of Common Stock received through exercise of the Warrant until its date of expiry, (iv) shares of Common Stock to any person or group of persons who, after such transfer, would own over 10% of the then-outstanding shares of Common Stock, or (v) any shares of Common Stock to any person reasonably deemed by the board of directors of Athersys (the “Board”) to be a competitor of Athersys. Notwithstanding, Healios may transfer its shares of Common Stock to Healios affiliates, or in a change of control of Athersys, and may pledge shares of Common Stock pursuant to a credit agreement or other financing arrangement.

•	Subject to the entry by Healios and Athersys into the Collaboration Agreement, so long as Healios and its affiliates beneficially own 15.0% or more of the Common Stock, Healios will have a right to nominate to the Board two Healios designees deemed suitable by the Board for election by the Athersys stockholders at their annual meeting, and so long as Healios and its affiliates beneficially own 5.0% or more of the Common Stock, Healios will have a right to nominate to the Board one such Healios designee. Subject to the inclusion of the Healios designee(s), Healios has agreed to vote its shares of Common Stock, and to cause any of its affiliates holding shares of Common Stock to vote such shares, in favor of the Board’s recommended slate of directors at any such meeting.

Additionally, Healios will have customary registration rights and, until Setpember 1, 2020, will refrain from taking certain actions, including making an offer for Athersys securities, calling for a special meeting of Athersys stockholders, or soliciting proxies with respect to Athersys or any Athersys securities (with certain exemptions).

Plans or Proposals

Healios, as a stockholder in Athersys, intends to review its investment in Athersys and have discussions with management or other representatives of Athersys from time to time and, as a result thereof, may at any time and from time to time determine to take any available course of action and may take any steps to implement any such course of action, in all cases subject to its obligations under the Investor Rights Agreement. Without limiting the foregoing, and subject in all cases to the Investor Rights Agreement, Healios may, at any time and from time to time, acquire additional securities of Athersys, or retain or sell all or a portion of its interest in Athersys, or may (or its designee(s) to the Board may) engage in discussions with management, the Board, other shareholders of Athersys and other relevant parties.

Any actions Healios might undertake will be dependent on Healios’s review of numerous factors, including, but not limited to an ongoing evaluation of Athersys’s business, financial condition, operations and prospects; the price level and liquidity of the Common Stock; general market and economic conditions; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments.

Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters, subject to its obligations under the Investor Rights Agreement.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As of March 13, 2018, Healios may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act), sole power to vote or direct the vote of, and sole power to dispose or to direct the disposition of, up to 12,000,000 shares of Common Stock, representing 8.7% of such class.

The information contained in Item 4 to this Schedule 13D is herein incorporated by reference.

(c) Except as set forth above or incorporated herein, Healios has not effected any transaction in Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under the Investor Rights Agreement, Healios has made certain commitments with respect to its voting of and disposal of shares of Common Stock. The information contained in Item 4 to this Schedule 13D is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2018

HEALIOS K.K.

By	/s/ Hardy TS Kagimoto
Name: Hardy TS Kagimoto
Title: President & CEO

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS

OF

HEALIOS K.K.

Set forth below is a list of each executive officer and director of HEALIOS K.K., setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise specified, the principal employer of each such individual is HEALIOS K.K., and the business address of each such individual is 2-4-1 Hamamatsucho, Minato-ku, Tokyo 105-6115, Japan. To the knowledge of the undersigned, during the last five years, no person listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in such person being or having been subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or that has found violations with respect to such laws.

Name and Business Address	Present Principal Occupation, principal business of employer (if not HEALIOS K.K.)

Hardy TS Kagimoto(2), a citizen of Japan	Representative Director, President & CEO of HEALIOS K.K.

Masanori Sawada(2), a citizen of Japan	Senior Managing Director, Chief Medical Officer of HEALIOS K.K.

Yoshinari Matsuda(2), a citizen of Japan	Managing Director of HEALIOS K.K.

Al Reaves(2), a citizen of the USA	Director in charge of overseas development at HEALIOS K.K.

Kouichi Tamura(2), a citizen of Japan	Director in charge of research and manufacturing at HEALIOS K.K..

Michihisa Nishiyama(2), a citizen of Japan	Director in charge of domestic development at HEALIOS K.K.

Ken Ishikawa(2), a citizen of Japan	Director in charge of administrative field at HEALIOS K.K.

Michael Alfant(2), a citizen of the USA Daiwa Azabudai Building 2-3-3 Azabudai Minato-ku, Tokyo 106-0041, Japan	CEO of Fusion Systems Group, an IT solutions and business consultancy advisor

Seigo Kashii(3), a citizen of Japan	Full-time corporate auditor of HEALIOS K.K.

Jun Narimatsu(3), a citizen of Japan 4-7-12 Shirokanedai Minato-ku, Tokyo 108-0071, Japan	Representative Director and President of Muuseo, Inc., which operates certain social media platforms for the curation and sharing of images and data

Hideki Takeda(3), a citizen of Japan Minatojimanakamachi 6-1 Chuo-ku, Kobe 650-0046, Japan	Representative Director and President of Medical Patent Research Inc., a biomedical intellectual property consulting firm

(2)	Director
(3)	Statutory Auditor

A-1